SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. ___)

TOR MINERALS INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, Par Value $0.25
(Title of Class of Securities)

890878101
(CUSIP Number)

Douglas M. Hartman
10711 Burnet Road, Suite 330
Austin, Texas  78758
(361) 883-5591
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 890878101

1.	NAME OF REPORTING PERSONS: The Douglas MacDonald Hartman Family Irrevocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) [ ] (b) [X] (See Items 4 and 5)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): WC (See Items 3 and 4)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): *
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	1,521,700 (See Items 3 and 4)
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	1,521,700 (See Items 3 and 4)
	10. SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,5,21,700
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 15.0%
14.	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP No. 890878101

1.	NAME OF REPORTING PERSONS: Douglas M. Hartman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) [ ] (b) [X] (See Items 4 and 5)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): Not applicable (See Items 3 and 4)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): *
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	1,549,200
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	1,549,200
	10. SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,549,200
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 15.2%
14.	TYPE OF REPORTING PERSON (See Instructions): IN

SCHEDULE 13D

Item 1.  Security and Issuer

                This statement relates to the common stock, par value $0.25 per share (the "Common Stock"), of TOR Minerals International, Inc., a Delaware corporation (the "Company").  The address of the principal executive offices of the Company is 722 Burleson Street, Corpus Christi, Texas  78403.

Item 2.  Identity and Background

(a)               This Schedule 13D is being filed by (i) The Douglas MacDonald Hartman Family Irrevocable Trust, a trust organized under the laws of the State of Texas (the "Trust") and (ii) Douglas M. Hartman ("Mr. Hartman").  Mr. Hartman is trustee of the Trust.

(b)              The reporting persons' principal business address is 10711 Burnet Road, Suite 330, Austin, Texas  78758.

(c)               The principal business of the Trust is investment in securities.  Mr. Hartman's principal occupation or employment is serving as President of Hartman & Associates, Inc, an investment business.

(d), (e)        During the last five years, none of the reporting persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)               The Trust is a trust organized under the laws of the State of Texas.  Mr. Hartman is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

                The shares of Common Stock, warrants to purchase Common Stock and debentures convertible into Common Stock reported herein were acquired with Trust assets, and 27,500 of such shares represent stock options granted to Mr. Hartman that are currently exercisable or exercisable within 60 days.  See Item 5 below.

Item 4.  Purpose of the Transaction

                In September and October 2008, the Company conducted a private placement of 70 investment units (each, a "2008 Unit") at a price of $30,000 per 2008 Unit in exchange for an aggregate of $2,100,000.  Each 2008 Unit consists of 25,000 shares of Common Stock and a warrant to purchase an additional 25,000 shares of Common Stock.  Each warrant is exercisable for three years at a price of $2.00 per share.  The funds were raised by the Company for working capital purposes.  The Trust purchased 9 Units in the private placement consisting of 225,000 shares and warrants to purchase an additional 225,000 shares for an aggregate subscription price of $270,000.

                In May 2009, the Company conducted a private placement of 40 investment units (each a "2009 Unit") to certain of its related parties, with each 2009 Unit consisting of an aggregate principal amount of $25,000 of its six-percent (6%) Convertible Subordinated Debentures due May 4, 2016 (the "Debentures"), in exchange for an aggregate of $1 million.  The Debentures are subordinated in right of payment to the prior payment of the Company's indebtedness due to Bank of America, N.A. (the "Bank").  The Debentures comprising a 2009 Unit are convertible into 47,170 shares of Common Stock, subject to adjustments for certain events, at an initial conversion price of $0.53 per share.  The Company will pay interest on the Debentures at the per annum rate of 6%, which will be paid quarterly.  The Company will make annual payments of principal beginning May 4, 2012 in the amount of one-sixteenth of the original principal amount of the Debentures, with the remaining outstanding principal balance and all accrued and unpaid interest to be paid on May 4, 2016, the maturity date of the Debentures.  The Company may prepay the Debentures, in whole or in part, upon 30 days prior notice to the holders thereof if certain conditions are satisfied.  The Trust purchased 10 2009 Units for an aggregate subscription price of $250,000.

                In addition, the Company also issued to each subscriber of a 2009 Unit warrants (the "Warrants") to purchase 47,170 shares of Common Stock.  The Warrants may be exercised in whole or in part at any time or from time to time only after the Company obtains shareholder approval for the issuance of shares upon exercise of the Warrant and on or before the seven year anniversary of the date hereof, unless otherwise extended.  The initial exercise price of the Warrants is $0.53.  If such shareholder approval is not obtained, the Warrant shall remain non-exercisable, and the 471,700 shares underlying the Warrants issued to the Trust are not covered as part of the shares to which this statement relates.

                The Company's Board of Directors has authorized, subject to shareholder approval, the issuance of up to $4 million of 2009 Units for the purpose of refinancing its debt to the Bank and general corporate purposes.  Under the terms of the Company's credit agreement with the Bank, the Company has agreed to use all proceeds in excess of $1 million that it receives after May 1, 2009 from the issuance of any of its capital stock, from capital contributions in respect to its capital stock, from the issuance of debentures or the incurrence of permitted subordinated indebtedness (as defined in the credit agreement) to prepay the loans and other obligations under the credit agreement.

                As a director of the Board of the Company, Mr. Hartman is routinely involved in the management of and setting of policy for the Company, and he participates with the Company's Board of Directors in the consideration of and taking of action on significant corporate events involving the Company, including the review of nominees to fill a current vacancy on the Company's Board of Directors.  However, the shares of Common Stock held by the reporting persons are held for investment purposes only, and the reporting persons currently have no plans or proposals which relate to or would result in any of the events or consequences listed in clauses (a) through (j) of Item 4 of Schedule 13D. While the reporting persons currently have no specific plans to acquire additional shares, they may do so in the future, including through the exercise of stock options and warrants that the reporting persons currently hold or may be granted or issued in the future.  Among other considerations, the timing and amounts of any such additional purchases will be subject to market conditions, the price at which Common Stock can be purchased, and the reporting persons' and financial condition.

Item 5.  Interest in Securities of the Issuer

(a), (b), (d)             The reporting persons may be deemed to beneficially own an aggregate of 1,549,200 shares of Common Stock, or 15.2% of the outstanding shares of Common Stock, which consists of:

(i)            825,000 shares held for the account of the Trust;

(ii)           225,000 shares underlying warrants held for the account of the Trust that are exercisable at or within sixty days of the date hereof;

(iii)          options to acquire 27,500 shares that are subject to stock options exercisable at or within sixty days of the date hereof, held for Mr. Hartman's account; and

(iv)          471,700 shares underlying the Debentures held for the account of the Trust that are exercisable at or within sixty days of the date hereof.

                Mr. is trustee of the Trust with shared voting and investment power over all of the shares reported hereby as owned by the Trust.  Upon issuance, Mr. Hartman will have sole voting and investment power over the shares underlying the stock options reported hereby.  Except as otherwise set forth herein, no other person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(c)                           The reporting persons have not effected any other transactions in the Common Stock within the past 60 days.

(e)                           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See Item 4 above.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description
1.	Joint Filing Agreement, dated July 13, 2009, by and between The Douglas MacDonald Hartman Family Irrevocable Trust and Douglas M. Hartman
2.	Subscription Agreement, dated December 31, 2008, by TOR Minerals International, Inc. and The Douglas MacDonald Hartman Family Irrevocable Trust
3.	Warrant Agreement, dated December 31, 2008, by TOR Minerals International, Inc. in favor of The Douglas MacDonald Hartman Family Irrevocable Trust
4.	Subscription Agreement, dated May 4, 2009, by TOR Minerals International, Inc. and The Douglas MacDonald Hartman Family Irrevocable Trust
5.	6% Convertible Subordinated Debenture, dated May 4, 2009, by TOR Minerals International, Inc. in favor of The Douglas MacDonald Hartman Family Irrevocable Trust
6.	Warrant Agreement, dated May 4, 2009, by TOR Minerals International, Inc. in favor of The Douglas MacDonald Hartman Family Irrevocable Trust

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 13, 2009

The Douglas MacDonald Hartman Family Irrevocable Trust
s/s DOUGLAS M. HARTMAN
By:	Douglas M. Hartman Trustee
s/s DOUGLAS M. HARTMAN
By:	Douglas M. Hartman